MAIL STOP 05-11

March 17, 2005

Mr. Yonglin Du
Level 19, Building C
Tianchuangshiyuan,
Huishongbeili,
Beijing, China 100012

      Re:	Dahua, Inc.
   Registration Statement on Form SB-2
      File No. 333-122622
      Filed February 8, 2005

Dear Mr. Du:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide a current consent in any amendment and ensure that the financial statements are updated as required by Item 310(g) of Regulation S-B. Since you do not meet all of the conditions of Item
310(g)(2) of Regulation S-B, you must provide audited financial statements for the year ended December 31, 2004 in any amendment filed after February 15, 2005.
2. Please revise the document to provide additional disclosures regarding the acquisition of the 80% interest in Beijing Dahua Real
Estate Development, Ltd. ("Dahua Real Estate") by Bauer Invest
Inc.
("Bauer"). We note that in some places, you describe this transaction as a reverse merger with a non-operating shell company, which would imply that the transaction would be accounted for as a recapitalization, rather than a business combination under FAS 141.
However, in other places, you describe the transaction as being accounted for under purchase accounting in accordance with APB 16 (which has since been superseded by FAS 141). Please clarify your disclosures throughout the document to clearly state whether the transaction represents a recapitalization or a business combination.

Cover
3. Please clarify that the sales price will be fixed at $0.05 per share.
4. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-B.

Financial Summary Information
5. Please revise to clarify the nature of the information presented, since the merger between the registrant and the private operating company was not effective prior to the dates presented.

Risk Factors, page 6
6. Please avoid the generic conclusions you reach in several of your risk factor headings and narratives that the risk could have a "materially adverse effect," "adverse effect," "material adverse effect" or "impact" on your business, operating results and/or financial condition. Instead, replace this language with specific disclosure of how your business, results and operations would be impacted. See risk factors 4-7, 10 and 12-14.
7. If true, please revise the heading to risk factor 3 to indicate that you "will" require additional funding as opposed to "may" require.
8. The last sentence of risk factor 3 regarding dilution appears to discuss a risk distinct from the heading. Please revise to include a separate heading and expanded narrative discussing the risk posed by dilution.
9. Please revise the heading to risk factor 4 to clarify the risk posed by the regulatory approval process.
10. Risk factor 7 is generic and could apply to any company. In both the heading and the narrative, please explain the specific reasons why loss of any key executive might "severely impact your operations."
11. Risk factor 13 suggests that you have begun generating revenue.
Since it does not appear you have, please revise.
12. Please indicate in risk factor 14 whether you plan to undertake any hedging activity to minimize exchange rate fluctuations.
13. Revise the disclosure in risk factor 16 to clarify that you "will" be deemed a penny stock as opposed to "may" be deemed a penny stock.
14. Please insert a new risk factor clearly identifying the risks associated with the fact that your assets and officers and directors will be located outside of the US. Include similar disclosure in the business section. For guidance, refer to Item 101(g) of Regulation
S-K.

Selling Security Holders, page 13
15. Please indicate the control person(s) for each selling
shareholder.
16. We note that the shares issued to certain of the selling shareholders were offered pursuant to the exemption afforded under Regulation S. Regulation S requires that all offers be made to non-
US persons, as defined.  Supplementally provide the address for each
selling shareholder.
17. It appears Waywood Investments Ltd. and Comp Hotel
International
Ltd. had a material relationship with the company within the past
3
years.  See Item 507 of Regulation S-B.

Organization within Last Five Years, page 22
18. We note your statement that the Form 10-SB filed June 2002 became effective on or about December 20, 2002. A Form 10-SB goes effective automatically upon the lapse of 60 days from the date of filing. As such, the Form 10-SB filed on June 10, 2002 went effective on or about August 10, 2002. The staff cleared the filing of comments on
December 17, 2002.
19. Please disclose the promoters, control persons and affiliates of
Norton Industries, Bauer Invest, Inc. and Dahua Real Estate.
20. Please file the merger agreements between Norton and Bauer and between Bauer and Dahua Real Estate as exhibits and disclose the material terms of the acquisitions, including the monetary value of the shares exchanged along with any other consideration paid.

21. We note that Dahua Real Estate is an 80% owned subsidiary.
Please provide the identity of the person or persons that own the remaining 20%.

Description of Business, page 23
22. Your attention is directed to the General Instructions to Form SB-2 and in particular B, General Requirements 2, in which issuers engaged in real estate activities are advised to consult the Industry
Guides. Real estate companies also should refer to Items 13, 14 and
15 of Form S-11. As appropriate, please revise the filing.
23. We note that Dahua Real Estate has been given permission to provide certain services for housing, information consulting and sales of building, electrical and decorating materials but that it has not provided such services. Please elaborate on each of these services and indicate when, if ever, you plan to provide these services. If you do not plan to provide such services, please explain. To the extent you do, please discuss in the MD&A section what the anticipated impact offering these services will have on your results of operations going forward.
24. Under "Development Projects" on page 23, you indicate that through the end of 2004, you sold 34 of the 76 units. If possible, please update the number of sales made to present. In addition, please explain the reason why you have not generated revenue from these sales. In this regard, and assuming $120 per square foot as indicated on page 23, it would appear that you have sold somewhere between $8.16 million and $20.4 million, depending on the size of the homes sold.
25. Under "Development Projects" on page 23, you also indicate that as of September 30, 2004, you had received deposits from the pre-sale of some units totaling $3.75 million. If possible, please update the number of such pre-sales made to present. In addition, please quantify the number of units for which you have actually received deposits and clarify whether any of these "pre-sales" have been included in the 34 units "sold."
26. Under "Development Projects" on page 23, please expand on your discussion of the Second Phase to indicate the location of the project, the type, size, and resale cost of the units to be offered, whether you will serve as the sole developer of the project (including construction and sales), and what the anticipated time frame will be before all necessary licenses, permits or approvals are granted and, assuming they are, the time frame when construction will begin and when sales will commence.
27. Under "Home Construction" on page 23, please indicate whether Beijing Aocheng Construction Management Ltd. is a related party. Please disclose the salient issues with respect to your arrangement with Beijing Aocheng Construction Management Ltd. and file all agreements as exhibits.
28. Under "Home Construction" on page 25, you disclose that you have not encountered any problems that would affect the delivery date of your First Phase units. Please indicate what the anticipated delivery date will be.
29. Please indicate whether you are subject as a general contractor to any bonding and/or insurance requirements and what these are. In addition we note the disclosure in Note 8 to the financial statements that you have historically not carried property or casualty insurance. Please advise as to the risks this poses.
30. Under "Acquisition of Land-Use Rights" on page 26, please indicate the time frame for completing each of the 7 steps in your development process for the First Phase.
31. It would appear the company must secure four permits as discussed on page 26. Please file these permits as exhibits. Upon receipt we may have additional comments.
32. Under "Sales and Marketing" on page 26, you refer to your "cancellation rate." Please disclose this rate and what it is.
33. Under "Sales and Marketing" on page 27, we note that a deposit is required upon execution of a binding purchase contract. Please disclose the deposit amount required and how these funds are safeguarded until closing.
34. We note that you do not provide financing to prospective homebuyers but will work closely with mortgage brokers and lenders to assist purchasers. Please elaborate on your efforts in this regard, including whether the company receives finder fees or referral fees from mortgage brokers or lenders. If so, discuss the arrangements or understandings. In addition, briefly discuss the mortgage lending environment in China, including availability of funds for units similar to those you offer, the interest rate climate, unique Chinese mortgage terms and any other material factors that might help investors in the United States better understand the financing arrangements and home mortgage environment in China.
35. Please advise what role you will serve, if any, once all homes have been constructed and sold.

Management`s Discussion and Analysis or Plan of Operation, page 29
36. After providing updated financial statements for the year ended
December 31, 2004, please revise the presentation to provide a comparative analysis against the prior year, in accordance with Item
303(b) of Regulation S-B, as appropriate. To the extent unaudited financial statements for any interim periods are required to be presented in any future amendments, the discussion of the results of operations for such periods should also include a comparison to the same period in the prior year.
	Overview
37. Please note that Item 303(a) of Regulation S-B requires that you discuss your plan of operation for the next 12 months. In providing this information, please allocate the amounts necessary to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation and the time frame for beginning and completing each.

Liquidity and Capital Resources
38. Please file all material notes entered into to date. Disclose the total amount of the line of credit, the principal balance and the amount available.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
39. Please revise your disclosure to state whether the report issued by your former accountant contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, and if so, describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Note that this would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. Also, please revise your disclosure to correct the references to the Public Company Accounting Oversight Board, or PCAOB.

Audit Opinions
40. Please delete the reference in each opinion to generally accepted auditing standards as established by the AICPA`s Auditing Standards
Board. Such references are unnecessary because the previous auditing standards have been incorporated into the standards of the Public Company Accounting Oversight Board. Please direct your auditor to revise the reports accordingly.

Certain Relationships and Related Party Transactions, page 35
41. Please include the disclosure required by Item 404(d) of Regulation S-B for the past 5 years regarding promoters.
42. Please identify the business nature of Waywood Investments and Comp Hotel and the control persons of such and their affiliation if any.

Market for Common Equity and Related Stockholder Matters, page 35
43. We note the disclosure that the shares issued to Waywood and Comp
Hotel can be sold under Rule 144. Please revise or provide the staff supplementally with an analysis as to why the company believes the securities held by affiliates or promoters of Norton, a shell company, can be sold under Rule 144. In this regard, please see the
Ken Worm letter dated January 21, 2000.

Executive Compensation, page 37
44. Please indicate whether you intend to pay compensation to your officers in the future, and if so, how this compensation will be calculated.


Financial Statements
45. It is unclear what the financial statements included in the registration statement represent, as they appear to combine elements of both recapitalization accounting and purchase accounting. Specifically, we note audited financial statements for Bauer are included for the nine months ended September 30, 2004, and the financial statements of Dahua Real Estate are included for the periods ended September 30, 2004, and December 31, 2003 and 2002. The financial statements for Bauer describe it as a shell company with minimal operations prior to the acquisition of the 80% interest in Dahua Real Estate. If this is the case, the transaction would be treated as a recapitalization rather than a business combination and accordingly, the financial statements of Bauer would be retroactively restated to be those of Dahua Real Estate for periods prior to the merger, but would reflect the post-merger capital structure of Bauer.
As a result, the standalone financial statements of Dahua Real Estate would not need to be included in the registration statement. Currently, the financial statements of Bauer appear to imply that a business combination occurred, as the results of operations are only included from the date of the acquisition forward. Please supplementally advise us how you determined what financial statements should be included, and the relevant accounting literature or SEC rules on which this conclusion was based. Alternatively, please revise the financial statements as described above. We may have additional comments after reviewing your response.
46. Since the merger was consummated in January 2005, after the date of the latest balance sheet presented (December 31, 2004 after the required updating), the Form SB-2 should include the financial statements of Norton Industries Corp for the years ended December 31,
2004 and 2003. In addition, the restated financial statements of Bauer should also be included for the same periods as previously discussed.
47. In the footnotes to the financial statements, please provide disclosure of the expected impact of accounting pronouncements that have been issued but are not yet effective in accordance with Staff
Accounting Bulleting No. 74.
48. Please disclose in the footnotes to the financial statements the nature of your relationship to Dahua Group, as described on page 34.
49. Please provide footnote disclosure of the principal components of inventory at the dates presented.

Note 4 - Loans Receivable
50. Please tell us supplementally what the loans receivable relate to and why you believe that no valuation allowance is required.
Also,
please tell whether such amounts are due from a related party. If the amounts are due from a related party, revise the description on the balance sheet and footnotes accordingly.

Note 6 - Related Party Transactions
51. We note interest expense for the related party loans was
$98,161
for the year ended December 31, 2003, but no interest expense was recorded for the nine months ended September 30, 2004, because "the note was negotiated to carry no interest during 2004." Please tell us supplementally why no interest expense was recorded for the period. All costs of doing business should be included in the registrant`s financial statements, including expenses incurred on its behalf by its major shareholders. See Staff Accounting Bulletin Topics 1.B.1 and 5.T. Please revise the financial statements accordingly, or explain supplementally why you believe that no revision is required.
52. On page 34, you state that your facilities are provided at no charge by your affiliate, Dahua Group, and on page 37, you state that
Dahua Group currently pays all compensation to your executive officers. As previously discussed, all costs of doing business should be included in the registrant`s financial statements. Please revise the financial statements to record all expenses incurred on behalf of the company and disclose the nature of these relationships in the footnotes.


Part II

Item 26. Recent Sales of Unregistered Securities
53. Please provide the information required by Item 701 of Regulation
S-B for the stock purchase agreement entered into between Waywood and
Comp Hotel and file the agreement as an exhibit. In addition, please supplementally advise the staff how this transaction was not made in contravention to the disclosure set forth in the company`s Form 10-SB where you state Mr. Zhang will not:

[D]irectly or indirectly, including through Waywood, engage in the business of buying and selling the Company`s securities for his/its own account through a broker or otherwise as part of a regular business. The proposed transactions as described in this registration statement will only involve the Company`s own securities, and will occur only upon consummation of a merger or acquisition transaction.

54. Please clarify the transaction whereby 19 million shares were issued to the shareholders of Bauer and disclose the consideration received.

Item 27.  Exhibits
55. Please revise exhibit 21 to include Dahua Real Estate or advise why such a revision is not necessary.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 942-2847. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


 cc:	William G. Hu
	Fax (212) 809-1289